UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On November 7, 2019, Scorpio Tankers Inc. (the "Company") entered into a sales agreement (the "Sales Agreement") with BTIG, LLC, as sales agent ("BTIG"), pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $100 million of its common shares, par value $0.01 per share (the "Common Shares") under the Company's previously announced "at-the-market" offering program (the "Program").
Attached to this Report on Form 6-K (this "Report") as Exhibit 1.1 is a copy of the Sales Agreement, dated November 7, 2019, by and between the Company and BTIG.
Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP, relating to the Common Shares.
Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated November 7, 2019, announcing the launch of the Program.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-230469) that was filed with the U.S. Securities and Exchange Commission effective March 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: November 8, 2019	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer